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VIA EDGAR AND OVERNIGHT DELIVERY

Sergio Chinos

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solo Brands, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 10, 2021
CIK 0001870600

Dear Mr. Chinos:

On behalf of Solo Brands, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 27, 2021 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 as confidentially submitted on August 10, 2021 (the “Amended Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1 filed on September 2, 2021 (“Amendment No. 2”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. Any use of the words “we” or “our” herein refer to the Company.

Draft Registration Statement submitted August 10, 2021

General

1.

Please revise your discussion of the Tax Receivable Agreement to state clearly that you expect the arrangement to reduce the cash provided by the tax savings that would otherwise have been available to Solo Brands for other uses and that the arrangement confers significant economic benefits to the TRA Participants by redirecting cash flows to them at the expense of the rest of your shareholders. Further, please revise to provide prominent and complete disclosure of the arrangement as a principal topic in the prospectus summary. We expect to find this disclosure well before the single bullet point on page 9 and the brief ensuing disclosure on page 11.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 to 14 of Amendment No. 2 to include a discussion of the Tax Receivable Agreement.

Unaudited Pro Forma Consolidated Financial Information, page 75

2.

Consistent with your response to prior comment 1, please prominently disclose in your discussion of the Tax Receivable Agreement herein you expect that the amount of cash payments required under the agreement may be substantial. In addition, expand your disclosure in pro forma adjustment 1(b) to briefly describe for investors how you will account for subsequent changes in the measurement of the obligation based on the factors denoted in the bullet points under Basis Adjustments within the prospectus section on Certain Relationships and Related Party Transactions, including the anticipated duration of such payments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 81 and 89 of Amendment No. 2.

3.

We note that following the completion of the organizational transactions, although you will have a minority economic interest in Holdings, you will have the sole voting interest in, and control the management of, Holdings, and therefore will consolidate the financial results of Holdings, reporting a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners. Please disclose herein and prominently in your prospectus how you will consolidate and recognize the assets and liabilities of Solo Stove Holdings, LLC and the non-controlling interests in your audited financial statements. In this regard, describe whether you will account for the reorganization as a transaction between entities under common control or under the purchase method of accounting, and reference the accounting literature relied upon.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Reorganization Transactions will be accounted for as a reorganization of entities under common control, pursuant to ASC 805-50. Additionally, the Company has revised the disclosure on page 83 of Amendment No. 2.

4.

Please ensure that the “Solo Brands, Inc. pro forma” columns within the pro forma financial statements reflect your post-offering capital structure. For instance, we note that the pro forma balance sheet currently depicts Class A-1 and A-2 units which appear to apply to your intermediate predecessor, and does not appear to include a line item for Class A and Class B common shares. Additionally within the Notes related to the Offering, provide disclosure as to how you allocated Net income (loss) to noncontrolling interests for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 84 and 90 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

5.

We note your response to prior comment 8. Please amend to provide an analysis of amounts reported in your financial statements. We also note your continued combined presentation of the results for the predecessor, intermediate successor and successor periods, which should be supplemental to the analysis of amounts reported in your financial statements. You responded that the combined presentation “is incrementally more useful to the investor,” as the different accounting bases do “not have a material impact, unless otherwise noted, on the comparability of [y]our results of operations.” Please submit an analysis to support your belief that the different bases of accounting for the predecessor, intermediate successor, and successor did not have a material impact on your combined results of operations, and specifically identify the instances alluded to in “unless otherwise noted.” In addition, please provide a similar analysis for your non-GAAP measures from comment 6 highlighting any material amounts.

Response: With respect to the combined presentation of the results of operations for the Predecessor, Intermediate Successor and Successor period for fiscal 2020 and 2019, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the MD&A regarding the discussion of results of operations period over period to first prominently present the GAAP periods within each fiscal year, as well as a discussion of the principal drivers behind the results in those periods. Supplemental to, and following that discussion, the Company has provided the combined results, with disclosure highlighting that the principal impact to comparability between periods is caused by the application of purchase accounting. Given the unique and different time periods between the Predecessor, Intermediate Successor and Successor periods, we respectfully submit that this additional combined disclosure will assist the reader in understanding the trends and associated results of operations between the Company’s 2020 and 2019 fiscal years. Additionally, and as noted in the disclosure, the principal impact from these change of control transactions was limited to the application purchase accounting on the same operating entity (these transactions did not involve a combination of two or more operating companies). As noted, we stepped up the cost of our inventory and intangible assets to fair market value as a result of the application of purchase accounting, which has a corresponding impact on costs of goods sold and amortization expense for these intangible assets, along with one-time transaction costs. In 2019 (Intermediate Successor), the Company recognized additional expense in costs of goods sold of $5.3 million and $0.8 million of amortization expense recognized in the depreciation and amortization expense line. In 2020 (Intermediate Successor), the Company recognized additional expense in costs of goods sold of $1.9 million and $2.3 million of amortization expense recognized in the depreciation and amortization expense line. In 2020 (Successor), the Company recognized additional expense in costs of goods sold of $5.8 million and $3.2 million of amortization expense recognized in the depreciation and amortization expense line. As the impacts were limited to only a few line items, we have clarified these impacts in our discussion of the changes in the supplemental MD&A related to the combined results.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc:

Jay Ingram, U.S. Securities and Exchange Commission

Heather Clark, U.S. Securities and Exchange Commission

Mark Rakip, U.S. Securities and Exchange Commission

John Merris, Solo Brands, Inc.

Samuel Simmons, Solo Brands, Inc.

Kent Christensen, Esq., Solo Brands, Inc.

Clint Mickle, Solo Brands, Inc.

Adam J. Gelardi, Esq., Latham & Watkins LLP